Exhibit 99.1

March 24, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the statements made by Strongbridge Biopharma plc (copy attached), which we understand will be filed with the Securities and Exchange Commission as part of the Form 20-F of Strongbridge Biopharma plc dated March 24, 2016, and are in agreement with the statements contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young AB

Change in Registrant’s Certifying Accountant

On December 14, 2015, our Audit Committee (the “Audit Committee”) approved the appointment of Ernst & Young LLP (“EY LLP”) as our principal accountants. Ernst & Young, AB was previously our principal accountants. Following the Audit Committee’s approval of EY LLP, Ernst & Young, AB was dismissed.

The audit reports of Ernst & Young, AB on the consolidated financial statements of the Company as of and for the years ended December 31, 2013 and 2014 did not contain any adverse opinion or disclaimer of opinion, nor was the opinion qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2014, and the subsequent period through December 14, 2015, there were: (1) no disagreements with Ernst & Young, AB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinions to the subject matter of the disagreement, or (2) no reportable events as defined under Item 16F(a)(1)(v), other than as of December 31, 2014, there was a material weakness identified in Management’s report on internal controls over financial reporting, primarily related to the lack of sufficient and skilled resources with knowledge of U.S. GAAP and SEC reporting requirements to ensure that accurate financial statements could have been prepared and reviewed on a timely basis for annual reporting purposes. We determined that we had insufficient financial statement close processes and procedures, including with respect to account reconciliations and the resolution of complex accounting issues involving significant judgment and estimates. This material weakness was subject to discussion between the Audit Committee and Ernst & Young AB and the Company has authorized Ernst & Young AB to respond fully to the inquiries of EY LLP concerning this matter.

The Company has requested that Ernst & Young AB furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements.  A copy of such letter, dated March 24, 2016, is filed as Exhibit 99.1 to this Form 20-F.